UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Perma-Fix Environmental Services, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

714157203

(CUSIP Number)

Vinita K. Paul

Vice President, Chief Compliance Officer, General Counsel and Secretary

Heartland Advisors, Inc.

790 N. Water Street, Suite 1200

Milwaukee, Wisconsin 53202

(414) 347-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

_______________________________

September 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 714157203
1.	NAME OF REPORTING PERSON Heartland Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [X]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,122,114 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,228,114 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,228,114 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14.	TYPE OF REPORTING PERSON IA

CUSIP NO. 714157203
1.	NAME OF REPORTING PERSON William J. Nasgovitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,122,114 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,228,114 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,228,114 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14.	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D originally filed on July 27, 2016 (the “Original Schedule 13D”) as amended by Amendment No. 1 filed on July 25, 2017 (“Amendment No. 1”), by Amendment No. 2 filed on August 30, 2017, by Amendment No. 3 filed on January 10, 2020 and by Amendment No. 4 filed on January 13, 2021, (the Original Schedule 13D, as so amended, the “Amended Schedule 13D”) and is being filed jointly on behalf of Heartland Advisors, Inc., a Wisconsin corporation (“Heartland”), and William J. Nasgovitz, an individual (each a “Reporting Person,” and together, the “Reporting Persons”), relating to the common stock, $0.001 par value per share (the “Common Stock), of Perma-Fix Environmental Services, Inc., a Delaware corporation (the “Company”).  The purpose of this Amendment No. 5 to Schedule 13D is to update the Reporting Persons’ share ownership as a result of Heartland’s transactions in the Common Stock on behalf of its clients.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 5 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D.

All disclosure for items and the annex contained in the Amended Schedule 13D where no new information is provided for such item and annex in this Amendment No. 5 to Schedule 13D is incorporated herein by this reference.

Item 3. Source and Amount of Funds or Other Consideration

Heartland has beneficially owned shares of Common Stock on behalf of Client Accounts for a number of years.  As of September 7, 2021, Heartland had acquired an aggregate of 1,228,114 shares of the Company’s Common Stock.  All shares of Common Stock held by Heartland on behalf of the Client Accounts were purchased with funds provided by the Client Accounts.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 12,196,623 shares outstanding, which is the total number of shares of Common Stock outstanding as of July 30, 2021, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2021.

As of September 7, 2021, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 1,228,114 shares, or approximately 10.1%, of the Company’s Common Stock.  The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D.  The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns greater than 5% of the Common Stock of the Company.  Any remaining shares of Common Stock disclosed in this filing as owned by Heartland and Mr. Nasgovitz are owned by various other Client Accounts managed by Heartland on a discretionary basis.  To the best of Heartland’s knowledge, as of September 7, 2021, none of the other Client Accounts owns more than 5% of the shares of the Company’s Common Stock outstanding.

Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 1,122,114 shares and shared dispositive power with respect to 1,228,114 shares of Common Stock.  Mr. Nasgovitz, as a control person of Heartland, may be deemed to have shared voting power with respect to 1,122,114 shares of the Company’s Common Stock and shared dispositive power with respect to 1,228,114 shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland.  Mr. Nasgovitz specifically disclaims beneficial ownership of such shares.

A description of any transactions in the Common Stock by Heartland on behalf of its clients during the past sixty (60) days from the date hereof is set forth on Annex 2 attached hereto and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2021

HEARTLAND ADVISORS, INC.

By:       /s/ Vinita K. Paul

Name: Vinita K. Paul

Title:    Vice President, Chief Compliance Officer,

             General Counsel and Secretary

WILLIAM J. NASGOVITZ

By:       /s/ Vinita K. Paul

Name: Vinita K. Paul

Title:    Attorney in Fact for William J. Nasgovitz

            (Pursuant to Power of Attorney Previously Filed)

ANNEX 2

TRANSACTIONS

Trade Date	Reporting Person	Transaction Type[1]	Number of Shares	Price Per Share ($)
7/20/2021	Heartland	Sell	300	$6.1200
7/21/2021	Heartland	Sell	5,000	$6.0350
7/21/2021	Heartland	Sell	4,700	$6.0287
7/22/2021	Heartland	Sell	10,000	$6.1000
7/27/2021	Heartland	Sell	2,606	$6.0100
8/24/2021	Heartland	Sell	8,390	$5.7080
8/26/2021	Heartland	Sell	1,900	$5.7027
8/31/2021	Heartland	Sell	1,000	$5.8900
9/7/2021	Heartland	Sell	2,000	$6.6100
9/7/2021	Heartland	Sell	7,500	$6.6236
9/7/2021	Heartland	Sell	500	$6.5000
9/7/2021	Heartland	Sell	11,280	$6.6234

_______________________________

1 All trades were made in the open market.

INDEX TO EXHIBITS

Exhibit	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of the Original Schedule 13D)
2	Power of Attorney (incorporated by reference to Exhibit 2 of the Amendment No. 1 to Schedule 13D)